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FORM X-17A-5
PART III

SEC FILE NUMBER
8-68661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOWNE PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189-14 CROCHERON AVENUE, #305
(No. and Street)

FLUSHING	NY	11358
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ONESTI 917-563-7951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE	ROCKVILLE CENTRE	NY	11570
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

Signature

PRESIDENT

Title

Karen A. Dolan

Notary Public

Sworn to before me this 26th day of February 2020

KAREN A. DOLAN
Notary Public, State of New York
No. 01DO4812577
Qualified in Nassau County
Commission Expires 9/30/2022

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

We have served as Bowne Park Capital, Inc's auditor since 2011.
Rockville Centre, New York
February 26, 2020

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$ 45,977
Certificate of deposit	10,000
Other assets	1,437
Property and equipment, net	-
Total Assets	$ 57,414

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 5,725
Total Liabilities		5,725
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained earnings	11,402	
Total Stockholder's Equity		51,689
Total Liabilities and Stockholder's Equity		$ 57,414

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Consulting fees		$ 10,000
Interest		1
Total Revenues		10,001
EXPENSES:		
Regulatory fees and expenses	2,087	
Other expenses	12,867	
Total Expenses		14,954
NET LOSS		$ (4,953)

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2019	$ 30,000	$ 10,287	$ 16,355	$ 56,642
Net Loss	-	-	(4,953)	(4,953)
Balances – December 31, 2019	$ 30,000	$ 10,287	$ 11,402	$ 51,689

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:	
Net Loss	$ (4,953)
Adjustments to reconcile net loss to net cash (used) in operating activities:	
Changes in Operating Assets and Liabilities:	
Decrease in other assets	780
(Decrease) in accounts payable and accrued expenses	(275)
Net Cash (used) in Operating Activities	(4,448)
Cash Flows from Investing Activities:	
Purchase of Certificate of Deposit	(10,000)
Net Cash (used) in Investing Activities	(10,000)
Cash Flows from Financing Activities	-
(Decrease) in Cash and Cash Equivalents	(14,448)
Cash and Cash Equivalents - Beginning of Year	60,425
Cash and Cash Equivalents – End of Year	$ 45,977
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 50
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bowne Park Capital, Inc., (the "Company") is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April, 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Revenue Recognition

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no open contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed through to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax.

NOTE 2 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	981
	$ -

Depreciation expense was $ 0 for the year ended December 31, 2019.

NOTE 3 - Regulatory Requirements

The Company's capital ratio was 11.39% versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $50,252 leaving an excess over requirements of $45,252.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued and up to the time of filing with the Securities and Exchange Commission. The Company noted no events that have occurred after December 31, 2019 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2019

CREDIT ITEMS:			
Total Stockholder's Equity			$ 51,689
DEBIT ITEMS:			
Other assets			1,437
Net Capital			50,252
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 45,252
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$ 5,725		
Divided by: Net Capital	$ 50,252	=	11.39%
Net Capital Requirement:			
Greater of:			
Minimum net capital required (6.67% of $5,725)			$ 382
Minimum dollar net capital requirement			$ 5,000

SCHEDULE 2.

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2019

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 50,252
Net Capital - per report pursuant to Rule 17a-5(d)	$ 50,252

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bowne Park Capital, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY. P.C.

Rockville Centre, New York
February 26, 2020

Bowne Park Capital, Inc.
189-14 Crocheron Avenue, #305
Flushing, New York 11358

EXEMPTION REPORT

Bowne Park Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Robert J. Onesti

Title: Chief Executive Officer

February 26, 2020

BOWNE PARK CAPITAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2019

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2019

CONTENTS

Bowne Park Capital, Inc.
189-14 Crocheron Ave, # 305
Flushing, NY 11358-2338
917- 563- 7951
Robert.Onesti@bowneparkcapital.com

SEC
Mail Processing
Section
FEB 27 2020
Washington DC
413

SEC
100 F Street
Washington, DC 20549

FEDEX # 8081 7433 0774

Re: Bowne Park Capital, Inc. CRD # 154665, SEC # 8- 68661

Dear Sirs:

In adherence to Rule 17a-5, enclosed please find two copies of the Annual Audited Report for Bowne Park Capital, Inc. for the year ended December 31, 2019.

If you have any questions, I can be reached at 917- 563 -7951.

Regards,

Robert J Onesti, President
Dated: 2/26/20